Exhibit 99.2

CONFIDENTIAL

MR INVESTMENT LIMITED

c/o Carlyle Asia Investment Advisors Ltd.

Suite 2801, 2 Pacific Place

88 Queensway

Hong Kong

November 24, 2006

Board of Directors

Advanced Semiconductor Engineering, Inc.

Room 1901, TWTC International Trade Bldg

No. 333, Keelung Road Sec. 1

Taipei, Taiwan

Gentlemen:

MR Investment Limited (“Holdco”), a Cayman Islands company established by investment funds affiliated with The Carlyle Group, is pleased to submit an indication of interest to acquire all of the outstanding common shares (the “Shares”) of Advanced Semiconductor Engineering, Inc. (the “Company”) at a cash purchase price of NT$39.00 per Share (the “Offer Price”), equivalent to approximately US$5.94 per American depositary share. The Offer Price represents a premium of 23.5% over the average closing price of NT$31.57 per Share on the Taiwan Stock Exchange in the 30 trading days ending on yesterday, November 23, 2006.

The equity interests in Holdco will be owned by a consortium of investors (the “Consortium”) led by The Carlyle Group. Holdco has entered into a commitment letter with Mr. Jason C.S. Chang, the Chairman and largest shareholder of the Company holding approximately 18.39% of the outstanding Shares of the Company (including Shares held by his affiliated holding company ASE Enterprises Limited), in connection with the potential acquisition. Chairman Chang has agreed, subject to the satisfaction of certain conditions, to participate as a member of the Consortium and to roll over 100% of his Shares (at a per Share value equal to the Offer Price) into an equity investment in Holdco. Such equity investment of Chairman Chang would have a value of approximately US$1.0 billion based on the Offer Price. A copy of Chairman Chang’s commitment letter will be delivered to you under separate cover. The proposed acquisition will be financed by a combination of equity investments from Carlyle and co-investors and debt financing. Holdco has been in discussions with potential sources of debt financing and expects to secure commitment letters prior to the launch of any tender offer.

Chairman Chang is expected to continue as the Chairman and CEO of the Company following the transaction and we expect the rest of the senior management team to remain in place. We anticipate that the existing management team will continue to run the business in accordance with the current practices of the Company and maintain the Company’s employee base, which we view as one of its most important assets. We are also designing management incentive arrangements so as to further foster the future growth of the Company.

Our current intent is to structure the transaction as a public tender offer, which if required, will be followed by a cash-out merger. The tender offer will be made by a Taiwan-incorporated acquisition vehicle wholly owned by Holdco (“Newco”) for all of the outstanding Shares. After the successful completion of such a tender offer, Newco will own more than 50% of the outstanding Shares, including Shares to be acquired from Chairman Chang and his affiliated holding company after the tender offer. Newco may seek to acquire additional Shares from other management shareholders or on the open market after the completion of the tender offer. Once Newco’s representatives have been elected to the board of directors of the Company, assuming that Newco has not acquired 100% of the outstanding Shares, Newco intends to promptly propose a cash merger with the Company, whereby all of the outstanding Shares (other than Shares held by Newco or Shares for which appraisal rights have been validly exercised under Taiwan law) will be converted into the right to receive cash consideration equal to the Offer Price per Share. Having previously acquired more than 50% of the outstanding Shares, Newco will have sufficient votes to ensure the approval of the second-step merger by the shareholders of the Company if such an approval is required.

The Carlyle Group, with greater than US$40 billion under management, is one of the world’s largest private equity firms. It has also been an active investor in Taiwan since 1999, with notable investments in Taiwan Broadband Communications and Eastern Multimedia Corporation. Carlyle has also made significant investments in the global semiconductor sector, including those in Jazz Semiconductor and AZ Electronics, together with pending investments in Freescale Semiconductor and Toshiba Ceramics. Our familiarity with the semiconductor sector and with Taiwan will allow us to bring potential synergies and contribute to the further growth of the Company after the completion of this transaction.

We have spent a significant amount of time and resources in structuring this transaction and conducting initial business, legal and financial due diligence on the Company, and are well positioned to work with the Company in completing our due diligence and launching and completing the transaction in an expeditious manner. This indication of interest, however, is non-binding and conditioned upon the satisfactory completion of due diligence, successful negotiation of terms of debt financing, execution of definitive documentation by members of the Consortium and final approval of the investment committee of Carlyle and its co-investors. The completion of this transaction will also be subject to governmental approvals in Taiwan.

The Consortium has retained Goldman, Sachs as financial advisor on this transaction. In addition, Carlyle has retained Paul, Weiss, Rifkind, Wharton & Garrison and Lee & Li and Chairman Chang has retained Shearman & Sterling and Baker & McKenzie as legal advisors. Our entire team looks forward to working with you and your financial and legal advisors on this transaction.

Should you have any questions, please feel free to contact the undersigned at +852 2878 7000.

Sincerely,

MR Investment Limited

By:	/s/ Gregory M. Zeluck
Name:	Gregory M. Zeluck
Title:	Director

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